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                                  [LETTERHEAD]

                                                                    NEWS RELEASE

                                                        Contact: Dean R. Estrada
                                                                  (310) 209-3804


               CASTLE & COOKE, INC. ANNOUNCES COMPLETION OF MERGER

         LOS ANGELES, California, September 6, 2000 - Castle & Cooke, Inc. (NYSE: CCS) announced today that a special meeting of its shareholders was held earlier today. At the meeting, 95.6% of Castle & Cooke, Inc.'s outstanding common shares were voted for the approval and adoption of the Agreement and Plan of Merger dated May 19, 2000, as amended, which provides for the merger of Castle Acquisition Company, Inc into Castle & Cooke, Inc. Castle Acquisition Company, Inc. is an indirect wholly owned subsidiary of Flexi-Van Leasing, Inc., a corporation 100% owned by David H. Murdock. Articles of Merger were filed with the State of Hawaii shortly after the meeting.

         As a result of this favorable vote, (1) David H. Murdock and his affiliates now own all of the outstanding shares of Castle & Cooke, Inc., and
(2) all shares (other than shares owned by David H. Murdock and his affiliates or shares held by shareholders, if any, of Castle & Cooke, Inc. who are entitled to and who properly exercise dissenters rights) will be converted into the right to receive $19.25 per share in cash, without interest. Fewer than 79,225 shares were voted against the merger.

         Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.

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